SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[x]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2010

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to _______________

Commission File Number 000-50275

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Pamrapo Savings Bank, S.L.A. 401(k) Savings Plan

B:  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BCB Bancorp, Inc.
104-110 Avenue C
Bayonne, New Jersey 07002

PAMRAPO SAVINGS BANK, S.L.A.
401(k) SAVINGS PLAN
FINANCIAL STATEMENTS
With Independent Auditors’ Report
December 31, 2010

PAMRAPO SAVINGS BANK S.L.A., 401(k) SAVINGS PLAN

FINANCIAL STATEMENTS
With Independent Auditors’ Report
December 31, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Administrative Committee of
The Pamrapo Savings Bank, S.L.A. 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of Pamrapo Savings Bank, S.L.A. 401(k) Savings Plan as of December 31, 2010 and the related statements of changes in net assets available for benefits (modified cash basis) for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the financial statement based on our audits. The financial statements of the Plan as and for the year ended December 31, 2009 were audited by other auditors whose report is dated July 14, 2010, expressed an unqualified opinion on those financial statements.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, these financial statements and supplemental schedules were prepared on the modified cash (liquidation) basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits (modified cash basis) of Pamrapo Savings Bank, S.L.A. 401(k) Savings Plan as of December 31, 2010, and the changes in net assets available for benefits (modified cash basis) for the year then ended on the basis of accounting described in Note 2.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule (modified cash basis) of Assets held at the end of the year, as of December 31, 2010, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/Demetrius & Company, L.L.C.

Wayne, New Jersey
December 30, 2011

PAMRAPO SAVINGS BANK, S.L.A.
401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

	December 31,
	2010	2009
	(liquidation basis)
Assets

BCB Bancorp, Inc. - common stock---(A)	$1,717,058	$1,846,530
Common collective trust funds	941,390	966,630
Mutual funds	1,119,539	1,012,374
Cash and money market funds	863	3,800

Total Investments	3,778,850	3,829,334

Notes receivable from participants	163,593	259,996
Contributions receivable	-	5,185
Other receivables	128	-

Total assets	3,942,571	4,094,515

Liabilities

Due to Brokers	-	7,349

Net assets available for plan benefits at fair value	3,942,571	4,087,166

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(6,154)	(844)

Net assets available for plan benefits	$3,936,417	$4,086,322

The accompanying notes are an integral part of these financial statements.

(A) Pamrapo Bancorp, Inc. common stock was converted as of July 6, 2010 to BCB Bancorp, Inc. common stock due to the merger of the Companies.

PAMRAPO SAVINGS BANK, S.L.A.
401(k) SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

	Years Ended December 31,
	2010	2009
	(liquidation basis)
Investment income (loss)
Interest	$10,564	$15,433
Dividends	59,517	67,308
Net appreciation (depreciation) in fair value of investments	614,713	384,190

Total investment income (loss)	684,794	466,931

Contributions
Participants	143,200	265,073
Employer	31,320	53,571

Total contributions	174,520	318,644

Benefits paid to participants	(1,004,814)	(162,168)
Administrative expenses	(4,405)	(3,699)

Total deductions	(1,009,219)	(165,867)

Net increase (decrease) in assets available for plan benefits	(149,905)	619,708

Net assets available for plan benefits - Beginning of year	4,086,322	3,466,614

Net assets available for plan benefits - End of year	$3,936,417	$4,086,322

The accompanying notes are an integral part of these financial statements.

PAMRAPO SAVINGS BANK, S.L.A. 401(k) SAVINGS PLAN
Notes to Financial Statements

1.  DESCRIPTION OF THE PLAN

The following brief description of the provisions of the Pamrapo Savings Bank, S.L.A. 401(k) Savings Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan Agreement for more complete information.

General

The Plan, which was established July 1, 1985 and amended May 1, 1999, August 27, 2003, March 28, 2005 and January 1, 2007, is a voluntary defined contribution plan which covers all eligible employees who have elected to participate.  All employees are eligible to participate in the Plan on January 1 or July 1 following the attainment of age 21 and completion of one year of service.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

See Note 9 for additional information pertaining to plan termination.

Plan Sponsor

BCB Bancorp, Inc. (the “Company”) is a New Jersey corporation, which is the holding company parent of BCB Community Bank located in Bayonne, New Jersey.

Contributions

Participants may elect to contribute from 1% to 25% of their pretax compensation, as defined, up to limits prescribed by the Internal Revenue Code.

The Pamrapo Savings Bank, S.L.A. (“Employer Company”) contributes $0.25 for each $1.00 contributed by participating employees as a matching Employer Contribution, up to a maximum of 2.5% of the employees’ compensation, as defined.  Each participant’s account is credited with the participant’s contributions and an allocation of the Employer Company’s contribution and Plan earnings or losses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the vested balance in the participant’s account.

The Employer Company may, at its option, contribute a discretionary amount to the Plan each year.  Such contributions are allocated based on a “Compensation to Total Compensation” ratio and invested in the participants’ discretionary accounts.  The Employer Company’s discretionary contributions were $32,268 and $60,931 in 2010 and 2009, respectively.

Allocation of Forfeitures

Forfeited nonvested accounts totaled $899 and $1 at December 31, 2010 and 2009, respectively.  Forfeitures are treated as matching contributions and applied to reduce the amount of subsequent matching contributions otherwise required to be made by the Employer Company.  Approximately $3,505 of the forfeiture funds were applied to reduce employer contributions in 2009, no forfeiture funds were applied in 2010.

PAMRAPO SAVINGS BANK, S.L.A. 401(k) SAVINGS PLAN
Notes to Financial Statements

1.  DESCRIPTION OF THE PLAN (continued)

Benefit Distributions

On termination of service due to death, disability, retirement or other reasons, a participant, or designated beneficiary in the event of death, may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account or a direct rollover to an eligible retirement plan including an individual retirement account or individual retirement annuity.  Participants have the option to receive their vested interest in the Employer Stock Fund in cash or in shares of common stock of Pamrapo Bancorp, Inc. through the closing date of the merger, see Note 9.  Participants with vested interests of $1,000 or less receive lump sum distributions.

Employer Stock

Funds are invested in common stock of Pamrapo Bancorp, Inc. (the “Stock”).  Prior to December 31, 2006, the Plan directed that employer matching contributions be invested in the Stock.  Effective January 1, 2007 the Plan was amended to permit participants to direct that their employer matching contribution be used to purchase other fund units within the Plan and no longer be restricted to purchase the Stock.  The Plan was also amended to permit participants to diversify their Stock holdings from the employer matching funds.  Those participants who had attained age 55 on or prior to December 31, 2005 were permitted to diversify 100% of the Stock holdings.  Those that had not attained age 55 were permitted to diversify 100% of their employer contributions made subsequent to December 31, 2006 and diversify holdings from employer contributions prior to January 1, 2007 as follows:  33% in 2007, 66% in 2008 and 100% in 2009.

Earnings

Any earnings or losses of the Plan are allocated to all participants on the basis of their “Prior Account Balances” and the contributions or withdrawals for the current period.

Vesting

A participant has, at all times, a vested and nonforfeitable right to the entire balance in his or her Employee Contribution Account.  Each participant attains a vested and nonforfeitable right in the Employer Company’s matching contributions according to the following schedule:

Years of Service	Vested Percentage

Less than 2 years	0%
2 years	20%
3 years	40%
4 years	60%
5 years	80%
6 years or more	100%

PAMRAPO SAVINGS BANK, S.L.A. 401(k) SAVINGS PLAN
Notes to Financial Statements

2.  SIGNIFICANT ACCOUNTING POLICES

Basis of Accounting

The financial statements of the Plan are prepared on the liquidation basis of accounting.

In June 2009, the Financial Accounting Standards Board (FASB) established the FASB Accounting Standards Codification (Codification) as the sole source of authoritative accounting principles generally accepted in the United States of America.  As a result, all references to accounting literature will conform to the appropriate reference within the Codification.  The adoption of the Codification, which became effective during September 2009, did not have any impact on the Plan’s financial statements.

As described in the Codification, investment contracts held by a defined contribution plan are required to be reported at fair value, however, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  The plan invests in investment contracts through a common/collective trust fund.  Contract value for this common/collective trust fund is based on the net asset value of the fund as reported by the investment advisor.  The statements of net assets available for benefits present the fair value of the investment in the common/collective trust fund as well as the adjustment of the investment in the common/collective trust fund from fair value to contract value relating to fully benefit-responsive investment contracts.  The statements of changes in net assets available for benefits are prepared on a contract value basis.

Valuation of Investments and Recognition of Interest and Dividend Income

The Plan’s investments are stated at fair value.  Investments in money market funds, mutual funds, and common stocks are stated at fair value by reference to quoted market prices in active markets.  Investments in interest-bearing cash are stated at cost, which approximates fair value.  Investments in common/collective trust funds are valued at the net value of participation units held by the Plan at year end.  The value of these units is determined by the trustee based on the current fair values of the underlying assets of the common/collective trust fund as based on information reported by the investment advisor using the audited financial statements of the common/collective trust fund at year end.  Further information concerning the common/collective trust funds may be obtained from their separate audited financial statements.  Participant loans are valued at their outstanding balances, which approximate fair value.  Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Investment Fees

Net investment returns reflect certain fees paid by the investment funds to their affiliated investment advisors, transfer agents, and others as further described in each fund prospectus or other published documents.  These fees are deducted prior to allocation of the Plan’s investment earnings activity and thus are not separately identifiable as an expense.

PAMRAPO SAVINGS BANK, S.L.A. 401(k) SAVINGS PLAN
Notes to Financial Statements

2.  SIGNIFICANT ACCOUNTING POLICES (continued)

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Significant estimates include the determination of the fair value of the Plan’s assets.  Actual results could differ from those estimates.

Benefit Payments

Benefit payments are recorded upon distribution.

New Accounting Pronouncements

a.	Fair value measurements and disclosures

In January 2010, The Financial Accounting Standards Board (FASB) issued amended accounting guidance on fair value disclosures. This guidance requires new disclosures about transfers in and out of fair value hierarchy Levels 1 and 2 and clarifies that fair value measurement disclosures should be provided for each class of assets and liabilities. The Company adopted this guidance during the year ended December 31, 2010. The adoption had no impact on the Plan’s net assets available for benefits or the changes in net assets available for benefits for the years ended December 31, 2010 and 2009.

b.	Notes Receivable from Participants

In September 2010 the FASB issued amended accounting guidance on classifying participant loans. This guidance requires participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. The Company adopted this guidance during the year ended December 31, 2010. As of December 31, 2010, and 2009, accrued but unpaid interest is included in the participant loan balance in the Plan’s statements of net assets available for plan benefits. The adoption had no other impact on the Plan’s net assets available for benefits or the changes in net assets available for benefits.

PAMRAPO SAVINGS BANK, S.L.A. 401(k) SAVINGS PLAN
Notes to Financial Statements

3.  RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of Sunrise Retirement Funds that are collective investment funds (the “Funds”) established under a Declaration of Trust establishing TD AMERITRADE Trust Company as trustee, custodian, transfer agent and recordkeeper of the Funds.  Pentegra Trust Company provides investment sub-advisory services for the Funds.  Transactions in the Funds qualify as related party transactions.

The Plan also owns shares of the common stock of BCB Bancorp, Inc.  This was effective with the merger of Pamrapo Bancorp, Inc. and BCB Bancorp, Inc. on July 6, 2010.  The Plan permits that Employer Company matching contributions are used to purchase common stock of BCB Bancorp, Inc., and participants may also elect to invest in the Stock.  These transactions qualify as related party and party-in-interest transactions.  Total purchases related to the Stock at market value for 2010 and 2009 were approximately $193,000 and $246,000, respectively.  Total sales related to the Stock at market value for 2010 and 2009 were approximately $268,000 and $146,000, respectively.  In addition, during 2010 approximately 42,000 shares of the Stock, at a market value of approximately $378,000 were released in connection with the payment of benefits.  No shares were released in connection with the payment of benefits in 2009.

Administrative fees for newly originated loans to participants are deducted from the loan proceeds by the trustee and are reflected in the statements of changes in net assets available for plan benefits as administrative expense.  Fees for accounting and other administrative services are paid for by the Employer Company.

4.  INVESTMENTS

Investments at fair value consist of the following: (Investments that comprise 5% or more of net assets are listed individually.)

	December 31,
	2010	2009

BCB Bancorp, Inc. common stock - (A)	$1,717,058	$1,846,530
T Rowe Price Equity Income Fund	210,238	226,299
T Rowe Price Blue Chip Growth Fund Advisor	392,083	340,029
TD Ameritrade Sunrise Balanced Fund	358,443	300,000
Wells Fargo Bank, N.A. Stable Value Fund J	279,747	422,807
Nueberger Berman Genesis Fund	229,742	*
TD Ameritrade Sunrise Retirement Balances Equity Fund	238,051	*
All other mutual funds, common/collective trust funds and money market funds	353,488	693,669

Total	$3,778,850	$3,829,334

* Amount was less than 5% of net assets at 12/31/09

(A)           Pamrapo Bancorp, Inc. common stock was converted as of July 6, 2010 to BCB Bancorp, Inc. common stock due to the merger of the Companies.

PAMRAPO SAVINGS BANK, S.L.A. 401(k) SAVINGS PLAN
Notes to Financial Statements

4.  INVESTMENTS (continued)

During the years ended December 31, 2010 and 2009, the Plan’s investments, including investments bought, sold and held, appreciated (depreciated) in value as follows:

	2010	2009

BCB Bancorp common stock - (A)	$389,032	$66,794
Common Collective Trust Funds	72,324	86,920
Mutual Funds	153,357	230,476

	$614,713	$384,190

(A) Pamrapo Bancorp, Inc. common stock was converted as of July 6, 2010 to BCB Bancorp, Inc. common stock due to the merger of the Companies.

5.  FAIR VALUE MEASUREMENTS

The Plan adopted the guidance on Fair Value Measurements, as of January 1, 2008.  The guidance establishes a fair value hierarchy that is intended to increase consistency and comparability in fair value measurements and related disclosures.  The fair value hierarchy is based on inputs to valuation techniques that are used to measure fair value that are either observable or unobservable.  Observable inputs reflect assumptions market participants would use in pricing an asset or liability based on market data obtained from independent sources while unobservable inputs reflect a reporting entity’s pricing based upon their own market assumptions.  The fair value hierarchy consists of the following three levels:

Level 1:	Inputs are quoted prices in active markets for identical assets or liabilities.

Level 2:
Inputs are quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that observable and market-corroborated inputs which are derived principally from or corroborated by observable market data.

Level 3:	Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable.

The fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Following is a description of the valuation methodologies used for investments measured at fair value.  There have been no significant changes in the methodologies used during the years ended December 31, 2010 and 2009.

PAMRAPO SAVINGS BANK, S.L.A. 401(k) SAVINGS PLAN
Notes to Financial Statements

5.  FAIR VALUE MEASUREMENTS (continued)

Level 1 Fair Value Measurements

The fair values of money market funds, mutual funds and common stocks are stated fair value using quoted market prices.  Investments in interest-bearing cash are stated at cost, which approximates fair value.

Level 2 Fair Value Measurements

Investments in common/collective trust funds, including stable value funds, are valued at the net value of participation units held by the Plan at year-end.  The value of these units is determined by the trustee based on the current fair values of the underlying assets of the common/collective trust fund as based on information reported by the investment advisor using the audited financial statements of the common/collective trust fund at year end.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan’s management believes the valuation methodologies are appropriate and consistent with those used by other market participants, the use of different methodologies or assumptions to determine the fair value of certain investments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2010 and 2009:

		Fair Value Measurement Using:
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)

2010

Cash and money market funds	$863	$863	$-		$-
Common/collective trust funds	661,643		661,643		-
Stable Value Fund	279,747		279,747	*
Mutal funds	1,119,539	1,119,539	-		-
Common stocks, BCB Bancorp, Inc.	1,717,058	1,717,058	-		-

	$3,778,850	$2,837,460	$941,390		$-

PAMRAPO SAVINGS BANK, S.L.A. 401(k) SAVINGS PLAN
Notes to Financial Statements

5.  FAIR VALUE MEASUREMENTS (continued)

		Fair Value Measurement Using:
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)

2009

Cash and money market funds	$3,800	$3,800	$-		$-
Common/collective trust funds	543,823		543,823		-
Stable Value Funds	422,807		422,807	*
Mutual funds	1,012,374	1,012,374	-		-
Common stocks, Pamrapo Bancorp, Inc.	1,846,530	1,846,530	-		-

	$3,829,334	$2,862,704	$966,630		$-

* Amount represents the fair value.  As of December 31, 2010 and 2009, the contract value amounted to $273,593 and $421,963 respectively.

7.  NOTES RECEIVABLE FROM PARTICIPANTS

In accordance with the Plan, loans are available to participants.  The minimum amount a participant can borrow is $1,000.  The maximum amount the participant can borrow is the lesser of: (i) $50,000, or (ii) one-half (1/2) of the aggregate of the: before-tax contribution account, vested portion of matching contribution account, vested portion of discretionary employer contribution account and rollover contribution account.  Interest rates charged on participant loans range between 4.25% and 9.25%.  Participant loan balances, at December 31, 2010 and 2009, totaled $163,593 and $259,996, respectively.

8.  REFUNDABLE CONTRIBUTIONS

Contributions from participants are net of payments made to certain participants to return excess contributions as required to satisfy relevant nondiscrimination provisions of the Plan.  There were no excess contributions for 2010 and 2009.

PAMRAPO SAVINGS BANK, S.L.A. 401(k) SAVINGS PLAN
Notes to Financial Statements

9. PLAN TERMINATION

As of the close of business on July 6, 2010, Pamrapo Bancorp completed its merger with BCB Bancorp.  In connection with the merger agreement dated June 29, 2009, as amended November 5, 2009, between Pamrapo Bancorp, Inc. and BCB Bancorp, the Board of Directors of Pamrapo Savings Bank, S.L.A., the Employer Company and Plan Sponsor as defined, terminated the Plan effective immediately prior to the Closing Date of the merger.  Effective with the Plan’s termination, the account balances of each participant became fully vested and will be distributed in accordance with the terms of the Plan and applicable law following receipt of a favorable determination letter from the Internal Revenue Service.  Under the terms of the merger agreement, each share of Pamrapo Bancorp common stock was converted into the right to receive one share of BCB Bancorp common stock.  On July 6, 2010 BCB Bancorp’s closing share price was $7.83.

10.  INCOME TAX STATUS

The Internal Revenue Service has issued a favorable determination letter dated December 8, 2001, stating that the Plan qualifies under Section 401(a) of the Internal Revenue Code (“IRC”) and, therefore, is not subject to tax under present income tax laws.  Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification.  The Trustees of the Plan are not aware of any course of action or series of events that have occurred that might adversely affect the Plan’s qualified status.

11.  RISKS AND UNCERTAINTIES

The Plan holds investments in Pamrapo Bancorp, Inc. common stock, mutual fund and common collective trust fund shares whose values are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with such investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

12.  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

A reconciliation of net assets available for benefits according to the financial statements to net assets available for benefits as reported on Form 5500 consists of the following as of December 31, 2010:

Net assets available for plan benefits per the financial statements	$3,936,417
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	6,154

Net assets available for plan benefits per Form 5500	$3,942,571

PAMRAPO SAVINGS BANK, S.L.A. 401(k) SAVINGS PLAN
Notes to Financial Statements

12.  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500 (Cont’d)

A reconciliation of investment income according to the financial statements to net assets available for benefit as reported on Form 5500 consists of the following for the year ended December 31, 2010:

Increase in assets available for plan benefits per the financial statements	$(149,905)
Adjustment from fair value to contract value for fully benefit responsive contracts	5,310

Increase in assets available for plan benefits per the Form 5500	$(144,595)

PAMRAPO SAVINGS BANK, S.L.A.
401(k) SAVINGS PLAN
EIN: 22-1180465
PN: 002
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2010

(a)	Identity of Issuer (b)	Description (c)	Cost (d)		Fair Value (e)

	Invesco	Capital Development Fund Class A		N/A	$124,326

*	TD Ameritrade	Money Market Account	$	- -	-

	Wells Fargo Bank, N.A.	Stable Value Fund J		N/A	279,747

	Nueberger Berman	Genesis Fund Trust		N/A	229,742

	Artio	International Equity Fund		N/A	45,817

	T Rowe Price	Equity Income Fund R		N/A	210,238

	T Rowe Price	Blue Chip Growth Fund Advisor		N/A	392,083

	Dreyfus	Bond Market Index Fund Investor		N/A	98,431

*	Pamrapo Bancorp, Inc.	Common Stock		N/A	1,717,058

	SSGA	S&P 500 Index Fund		N/A	18,902

*	TD Ameritrade	Sunrise Balanced Equity Fund		N/A	238,051

*	TD Ameritrade	Sunrise Balanced Fund		N/A	358,433

*	TD Ameritrade	Sunrise Capital Preservation Fund		N/A	27,463

*	TD Ameritrade	Sunrise Diversified Equity Income Fund		N/A	2,678

*	TD Ameritrade	Sunrise Diversified Equity Fund		N/A	2,832

*	TD Ameritrade	Sunrise Diversified Income Fund		N/A	27,205

*	TD Ameritrade	Sunrise Income Fund		N/A	4,981

*	Federated	Gov't Obligation Fund		N/A	863

	Total				$3,778,850

*	Party-in-interest

N/A	Historical cost has not been presented as investments are participant directed.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Pamrapo Savings Bank, S.L.A. 401(k) Savings Plan
Date: December 30, 2011	By:	/s/ Thomas M. Coughlin
Name: Thomas M. Coughlin
Title: Chief Operating Officer